Exhibit (a)(1)(B)

Subject: Zosano Pharma Corporation Offer to Exchange Certain Outstanding Stock Options for New Stock Options

To: Eligible Optionholders

Date: November 16, 2015

We are pleased to announce that Zosano Pharma Corporation (“Zosano” or the “Company”) is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Options (referred to as the “Offer to Exchange” or the “Exchange Offer”) today, November 16, 2015. The offer and withdrawal rights will remain open until 8:00 p.m., U.S. Pacific Time, on Monday, December 14, 2015, unless the Exchange Offer is extended. If any of the conditions to the offer are not satisfied or waived, including approval of the Exchange Offer by our stockholders at our annual meeting of stockholders on November 13, 2015, Zosano will terminate the Offer to Exchange and will not be able to accept any tendered option grants.

You may take advantage of the Offer to Exchange if you are an Eligible Optionholder and you hold Eligible Options. These italicized terms are defined in the Exchange Offer document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Offer to Exchange:

•	Election Form

•	Eligible Option Information Sheet

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option Information Sheet, to Stock Administration at Zosano Pharma Corporation, before 8:00 p.m., U.S. Pacific Time, on Monday December 14, 2015 (or a later expiration date if Zosano extends the offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Exchange Offer, you can contact me at (510) 745-1288 or email me at wtso@zosanopharma.com.

However, please understand that I cannot advise you on whether or not to exchange your options; the Company recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.

Winnie Tso, Chief Financial Officer

Zosano Pharma Corporation

34790 Ardentech Court

Fremont, CA 94555

Phone: (510) 745-1288

E-Mail: wtso@zosanopharma.com